news release

ArcelorMittal Announces Results of the Invitation for Offers to Sell Bonds for Cash
in relation to
EUR 500,000,000 4.625% Bonds due 7 November 2014 issued by ArcelorMittal Finance
 (ISIN XS0204395213)

Luxembourg, 27 June, 2013 – On 17 June 2013, ArcelorMittal (“ArcelorMittal” or the “Company”)  announced the launch of an invitation (subject to the offer restrictions contained in the Invitation for Offers) to holders (“Bondholders”) of the EUR 500,000,000 4.625 per cent. Bonds due 7 November 2014 issued by ArcelorMittal Finance (XS0204395213) (the “Existing Bonds”) to submit offers to sell (each such offer, an “Offer to Sell”) the Existing Bonds to the Company for cash on the terms and subject to the conditions contained in the Invitation for Offers (the “Invitation”). The Invitation expired at 17.00 hours CET on 26 June 2013.

Announcement of Results of the Invitation

The Company is pleased to announce today the acceptance of the Invitation as follows:

•	Final aggregate principal amount of the Existing Bonds accepted for purchase: EUR 139,520,000

•	Final aggregate principal amount of the Existing Bonds that will remain outstanding after the Settlement Date: EUR 360,480,000

•	Accrued Interest: EUR 29,90 per EUR 1,000 in principal amount

•	Total Consideration: EUR 1,075.65 per EUR 1,000 in principal amount

Bonds	Outstanding aggregate principal amount	Purchase Price	Amount tendered	New amount outstanding
EUR 500,000,000 4.625 per cent. Bonds due 7 November 2014 issued by ArcelorMittal Finance (XS0204395213)	EUR 500,000,000	Purchase Price: 104.575% (€1,045.75 for each €1,000 in principal amount)	EUR 139,520,000	EUR 360,480,000

Settlement

The Settlement Date for the Invitation is expected to be 1 July 2013. All sales pursuant to the Invitation will settle through the normal procedures of the relevant Clearing System. On the Settlement Date, the Company shall pay or procure that there is paid to each Bondholder which has validly submitted an Offer to Sell by the Expiration Time which has been accepted for purchase by the Company, an amount in cash equal to the Total Consideration.

Payment of the Total Consideration, by or on behalf of the Company shall fully and finally discharge its obligations to the Bondholders in respect of the Existing Bonds offered for sale and delivered and accepted for purchase by the Company pursuant to the Invitation. Under no circumstances will any additional interest be payable by the Company to a Bondholder due to any delay in the transmission of funds from the relevant Clearing System or any other intermediary with respect to the Existing Bonds of that Bondholder.

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United States.  The Invitation is not being made and will not be made directly or indirectly in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, or to beneficial owners of the Existing Bonds who are located in the United States as defined in Regulation S of the U.S. Securities Act of 1933, as amended (the “Securities Act”) or to U.S. Persons as defined in Regulation S of the Securities Act (each a “U.S. Person”) and the Existing Bonds may not be offered for sale in the Invitation by any such use, means, instrumentality or facility from or within the United States, by persons located or resident in the United States or by U.S. Persons. Accordingly, copies of the Invitation for Offers and any documents or materials related to the Invitation are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded in or into the United States or to any such person. Any purported offer to sell in response to the Invitation resulting directly or indirectly from a violation of these restrictions will be invalid, and Offers to Sell made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. Person will not be accepted.

Each holder of Existing Bonds participating in an offer to sell will represent that it is not a U.S. Person located in the United States and is not participating in such offer to sell from the United States, or it is acting on a non-discretionary basis for a principal located outside the United States that is not giving an order to participate in such offer to sell from the United States and who is not a U.S. Person. For the purposes of this and the above paragraph, "United States" means the United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

United Kingdom. Neither the communication of the Invitation for Offers nor any other offer material relating to the Invitation is being made, and the Invitation for Offers has not been approved, by an authorised person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. Accordingly, the Invitation for Offers is not being distributed to, and must not be passed on to, the general public in the United Kingdom. Rather, the communication of the Invitation for Offers as a financial promotion is being made to, and is directed only at: (a) persons outside the United Kingdom; (b) those persons falling within the definition of Investment Professionals (contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”)) or (c) those persons falling within Article 43 of the Order, or (d) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order; or (e) any person to whom it may otherwise lawfully be made in accordance with the Order (such persons together being

“relevant persons”). The Invitation for Offers is only available to relevant persons and the transactions contemplated herein will be available only to, or engaged in only with relevant persons, and this financial promotion must not be relied or acted upon by persons other than relevant persons.

France.  The Invitation for Offers as well as any other offering materials relating to the Invitation have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such Invitation and distributions have not been and shall not be made, directly or indirectly, to the public in France. Only qualified investors (investisseurs qualifiés) acting for their own account, other than individuals, (each a “Qualified Investor”) as defined in Articles L. 411-1, L. 411-2 and D. 411-1, of the French Code monétaire et financier and other applicable regulations will be entitled to offer to sell the Existing Bonds. Neither the Invitation for Offers, nor any other such offering materials has been submitted for clearance to the Autorité des marchés financiers. By offering to sell Existing Bonds, an investor resident and/or located in France will be deemed to represent and warrant to the Company, the dealer manager and the tender agent that it is a Qualified Investor.

Italy.  None of the offers to sell, the Invitation for Offers or any other documents or materials relating to the Offers to Sell have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").

The offers to sell are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4, of CONSOB Regulation No. 11971 of 14 May 1999 (the "Issuers' Regulation"), as amended.

Bondholders or beneficial owners of the Existing Bonds that are located in Italy, can tender some or all of their Existing Bonds pursuant to the offers to sell through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Existing Bonds or the offers to sell.

Canada.  The materials relating to the offers to sell do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.

THIS ANNOUNCEMENT IS NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL SECURITIES OR THE SOLICITATION OF ANY OFFER TO BUY SECURITIES, NOR SHALL THERE BE ANY OFFER OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SALE WOULD BE UNLAWFUL. THE SECURITIES MENTIONED IN THIS ANNOUNCEMENT HAVE NOT BEEN AND WILL NOT BE REGISTERED IN THE UNITED STATES UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED. THERE WILL BE NO PUBLIC OFFER OF THE SECURITIES IN THE UNITED STATES.